DOUGLAS N. SCHWARTZ
7453 Darnoch Way
West Hills, CA 9107

September 18, 2008

Stereovision Entertainment, Inc.
The Board of Directors
15452 Cabrito Road
Van Nuys, CA 91406

Attention: The Board of Directors

This letter is to advise the Board of Directors of Stereovision Entertainment, Inc that I, Douglas Schwartz, resign my position as Co Chairman of the Board and CPO (Chief Production Officer), effective immediately.

I do not agree with the strategic direction that Jack Honour and the SVE Board are taking the company.

Thank you,

Douglas Schwartz